Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Prospectus Supplement to Registration Statement No 333-173509 on Form F-3 of Corpbanca S.A., of our report dated December 10, 2012 relating to the combined financial statements of Banco Corpbanca Colombia S.A. and its subsidiary Corpbanca Investment Valores Colombia S.A., and Corpbanca Investment Trust Colombia S.A., companies under the common control and management, as of December 31, 2011 and 2010 and January 1, 2010, and for the years ended December 31, 2011 and 2010, (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the translation of Colombian peso amounts into Chilean peso amounts and into U.S. dollar amounts), appearing elsewhere in this Prospectus Supplement dated December 13, 2012.

We also consent to the reference to us under the heading “Experts” in such Prospectus Supplement.

/s/ DELOITTE & TOUCHE LTDA.

Bogota, Colombia

December 10, 2012